UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                                AMENDMENT #5

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                            Sukhbir Singh Mudan
                          3101 West Coast Highway
                                 Suite 400
                        Newport Beach, CA 92663-4401
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 7, 2008
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No. 137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sukhbir Singh Mudan

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b) _____

3.   SEC Use Only

4.   Source of Funds          OO and PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         1,848,273 (See Item 5)
     8.   Shared Voting Power       -0-
     9.   Sole Dispositive Power    1,848,273 (See Item 5)
     10.  Shared Dispositive Power  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,848,273 shares (see Item 5)

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     15.1%(1) (See Item 5)

14.  Type of Reporting Person

     IN

     (1) Based on 11,134,985 shares of common stock, par value $.001, outstanding.

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Item 1.   Security and Issuer

     Common Stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA 92663-4401

Item 2.   Identity and Background

     (a)  Sukhbir Singh Mudan
     (b)  3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (c)  President and Director of Caneum, Inc.
          3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United Kingdom


Item 3.   Source and Amount of Funds or Other Consideration

     In 2003, Mr. Mudan received 250,000 shares of common stock for services performed and for becoming a director of the Issuer. Mr. Mudan purchased 1,032 shares for a purchase price of $774 in a private offering using his personal funds in 2003. Mr. Mudan subsequently gifted 44,097 shares. Mr. Mudan has received 13,065 shares as an annual bonus for 2004 and 59,155 shares as an annual bonus for 2005 pursuant to his employment agreement. On July 7, 2008, Mr. Mudan received 178,042 shares for good faith negotiations of his employment agreement and 150,000 shares for extending his employment agreement for one year. On September 2, 2008, Mr. Mudan received 116,076 shares to make whole the number of shares issued for his agreement to enter into good faith negotiations of his employment agreement.

     In 2003, Mr. Mudan was granted options to purchase 1,000,000 shares for performance. In January 2006, Mr. Mudan exercised 45,454 options using his personal funds. Mr. Mudan was granted 125,000 additional options in September 2006 for amending his employment agreement with the Issuer.

Item 4.   Purpose of Transaction

     The shares of common stock were issued to Mr. Mudan as an investment in the Issuer and for performance by Mr. Mudan. The options were granted as compensation for performance by Mr. Mudan. Other than additional issuances of stock and granting of options for performance per an employment agreement, the Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:

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     (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  1,848,273 shares         15.1%
     (b)  Sole Voting Power        1,848,273(1)(2)
          Shared Voting Power      -0-
          Sole Dispositive Power   1,848,273(1)(2)
          Shared Dispositive Power -0-
          (1)  Includes 1,079,546 shares underlying options.
          (2) Includes 150,000 shares that vest one-fourth every quarter beginning June 30, 2008. Upon vesting of the shares, the Reporting Person will have dispositive power of the shares; however, for the filing of this report, all of the shares eligible to vest are being included in the total.
     (c) On September 2, 2008, the Company issued 116,076 shares to make whole the number of shares issued for good faith negotiations of Mr. Mudan's employment agreement with the Issuer.
     (d)  Not Applicable
     (e)  Not Applicable

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Mudan entered into an Employment Agreement dated October 28, 2003, with the Issuer. The agreement provides that Mr. Mudan provide services as President. Amendment No. 1 to the employment agreement was entered into on September 29, 2006, and Amendment No. 2 was effective March 31, 2008.
Mr. Mudan is eligible to receive bonuses upon achievement of annual performance objectives to be determined by the Board of Directors of the Issuer and Mr. Mudan.

Item 7.   Material to Be Filed as Exhibits

     Employment Agreement dated October 28, 2003 (incorporated by reference as
Exhibit 10.6 to the Issuer's Form 10-QSB for the quarter ended September 20, 2003 (filed November 7, 2003)).

     Amendment No. 1 to Employment Agreement dated September 29, 2006 (incorporated by reference as Exhibit 10.2 to the Issuer's Form 10-KSB for the year ended December 31, 2006 (filed July 3, 2007)).

     Amendment No. 2 to Employment Agreement effective March 31, 2008 (incorporated by reference as Exhibit 99.1 to the Issuer's Form 8-K/A-1 dated September 9, 2008 (filed October 8, 2008)).

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 20, 2008

/s/ Sukhbir Singh Mudan
Signature

Sukhbir Singh Mudan
Name/Title


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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